parmalat

RECEIVED
2006 DEC 19 A 6:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Fin
Division of Corporation Finance
Securities and Exchange Commissio
100 F Street, NE
Washington, D.C. 20549

06019373

Collecchio, December 11, 2006

SUPPL

Re: Parmalat S.p.A. File No. 82-34888
Information Furnished Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Ladies and Gentlemen:

The enclosed is being submitted to the Securities and Exchange Commission (the "Commission") by Parmalat S.p.A., a stock corporation organized under the laws of the Republic of Italy (the "Company"), pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in order to maintain the Company's exemption from Section 12(g) of the Exchange Act under Rule 12g3-2(b) of the Exchange Act.

All information and documents furnished herewith, and which may be furnished in the future, to the Commission by the Company under Rule 12g3-2(b) are being, and in the future will be, furnished to the Commission with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Should you require any additional information, or if you have any questions, please contact the undersigned.

Kindly acknowledge receipt of this letter and accompanying materials and documents by stamping and returning the enclosed copy of this letter provided for your convenience.

Very Truly Yours,

PROCESSED
DEC 20 2006
THOMSON FINANCIAL

Parmalat S.p.A.

Head of Corporate Affairs

Simona Pesce

Enclosures

Parmalat Spa Sede: Via O. Grassi, 26 43044 Collecchio (Parma) Italia Tel.+39.0521.8081 Fax +39.0521.808322
Cap. Soc. € 1.641.153.271 i.v. R.E.A. Parma n. 228069 Reg. Imprese Parma n. 04030970968 Cod. Fisc. e P. IVA n. 04030970968

parmalat

RECEIVED
2006 DEC 19 A 6:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PRESS RELEASE

The Italian Constitutional Court states again legitimacy of revocatory actions

Parmalat S.p.A. communicates that the Italian Constitutional Court has ruled, on December 4, 2006, that the question of constitutional legitimacy of Article 6, Law No 39/2004, with respect to revocatory actions applied to restructuring programs of enterprises in extraordinary administration, is without merit.

The question had been raised by the Tribunal of Parma in the context of two proceedings involving G.E. Capital Finance and UBS Ltd as defendants.

Four further cases in which the constitutional legitimacy of the same law regarding the actionability of revocatory claims by the Extraordinary Commissioner has been challenged, are still pending before the Constitutional Court.

Parmalat S.p.A

Collecchio, December 7, 2006

Corporate Contacts
e-mail: affari.societari@parmalat.net

parmalat

PRESS RELEASE

Share allotment

Parmalat S.p.A. communicates that, following the allocation of shares to creditors of the Parmalat Group, the subscribed and fully paid up share capital has now been increased by 169,505 euros to 1,641,153,271 euros from 1,640,983,766 euros. The share capital increase is due the assignation of 23,460 shares and the conversion of warrants for 146,045 shares.

In relation to the above, the latest status of the share allotment is as follows:

Number 50,238,095 shares representing approximately 3.1% of the share capital are still in a deposit account c/o Parmalat S.p.A., of which:

- 16,930,986 or 1.0% of the share capital, registered in the name of individually identified commercial creditors, are still deposited by the intermediary account of Parmalat S.p.A. centrally managed by Monte Titoli (compared with 16,984,617 shares as at October 26, 2006);
- 33,307,109 or 2,0% of the share capital registered in the name of the Foundation, called Fondazione Creditori Parmalat, of which:
  - 120,000 shares representing the initial share capital of Parmalat S.p.A. (unchanged);
  - 33,187,109 or 2.0% of share capital that pertain to currently undisclosed creditors (compared with 34,858,009 shares as at October 26, 2006).

Collecchio (Pr), 23 November, 2006

Parmalat S.p.A.

Corporate Contacts:
e-mail: affari.societari@parmalat.net

PRESS RELEASE

Adjournment of discovery schedule in Parmalat multidistrict litigation

On November 21, 2006 pm, Judge Kaplan of the Southern District of New York has adjourned until December 31, 2006 all discovery schedule in the Parmalat multidistrict litigation currently pending in his court, and has directed the Parties to explore settlement.

Parmalat S.p.A

Collecchio, 22 November 2006

Corporate contacts:
e-mail: affari.societari@parmalat.net

Press release

Centrale del Latte di Roma

Parmalat SpA, with reference to the article published today on the newspaper Finanza e Mercati, in relation to its subsidiary Centrale del Latte di Roma SpA communicates:

The judgment of the TAR Lazio (n. 2883/06) has not considered the fact that Parmalat SpA is not a party to the proceedings concerning the privatization and the sale of Centrale del Latte di Roma SpA, which proceedings are pending only between the Comune di Roma (Seller), Cirio SpA (Purchaser) and Ariete Fattoria Latte Sano SpA (Counterpart).

Should the sale be declared null and void, such invalidity could not impact the subsequent transfers of the shares of Centrale del Latte di Roma SpA (from Cirio SpA to Eurolat SpA and then from Eurolat SpA to the Parmalat Group) and therefore could not affect the final transfer to Parmalat SpA; infact the transfer of the shares from Cirio SpA to Eurolat SpA took place in 1999 by means of a capital increase of Eurolat SpA and of the subsequent transfer to Eurolat SpA also of the shareholdings in Centrale del Latte SpA.
Such capital increase and the subsequent transfer deed can no longer be attacked in order to be finally declared invalid or null and void (art. 2379-*ter* Italian Civil Code).

Due to the fact that the share transfer from Cirio SpA to Eurolat SpA and the subsequent transfer from Eurolat to the Parmalat Group can no longer be questioned (reference is made to the transfer of the Eurolat shares and not to the Centrale del Latte shares) such transfer appears to be immaterial in connection with the proceedings between Comune di Roma, Cirio SpA and the counterpart Ariete Fattoria Latte Sano SpA (pertaining to the Centrale del Latte shares), proceedings which could not affect Parmalat and cannot cause Parmalat to transfer shares it lawfully acquired.

Parmalat S.p.A

Collecchio, 21 November 2006

Corporate contacts:
e-mail: affari.societari@parmalat.net

PRESS RELEASE

Hearing date for protection from creditors under Section 304 of the US bankruptcy law

Parmalat S.p.A. communicates that the hearing date for the possible conversion from temporary to permanent of the injunction relating to Court protection against actions by creditors accorded to the Group under section 304 of the US bankruptcy law, will be held on 23 January, 2007. The temporary Court protection is extended until and including 25 January, 2007.

Parmalat S.p.A.

Collecchio (PR), November 20, 2006

Corporate contacts:
e-mail: affari.societari@parmalat.net